Item 77M - DWS Short-Term Municipal Bond
Fund, a series of DWS Municipal Trust

DWS Short-Term Municipal Bond Fund

On February 1, 2011 (the "Effective Date"),
DWS Short-Term Municipal Bond Fund (the
"Predecessor Fund"), a series of DWS Advisor
Funds, a Massachusetts business trust
(Registration Nos. 033-07404 and 811-04760),
was reorganized into DWS Short-Term
Municipal Bond Fund (the "Acquiring Fund"), a corresponding newly created "shell" series of DWS Municipal Trust, a Massachusetts business trust (Registration Nos. 002-57139 and 811-02671). On the Effective Date, all of the assets and liabilities of the Predecessor Fund were transferred to the Acquiring Fund. With the exception of the differing trust of which it is a series, the Acquiring Fund is substantially similar to its corresponding Predecessor Fund.

All financial and other relevant information for the Predecessor Fund for the six-month period ended April 30, 2011 is reported on this Form
N-SAR.